Exhibit 21

SUBSIDIARIES OF CONAGRA FOODS, INC.

ConAgra Foods, Inc. is the parent corporation owning, directly or indirectly, 100% of the voting securities (unless otherwise noted) of the following subsidiaries principally engaged in the production and distribution of food products (unless otherwise noted) as of May 27, 2012:

Subsidiary	Jurisdiction of Formation

ConAgra Foods Canada, Inc. / Aliments ConAgra Canada, Inc. (owns 100% of one Canadian corporation)	Canada

ConAgra Foods Enterprise Services, Inc.	Delaware

ConAgra Foods Export Company, Inc.	Delaware

ConAgra Foods Food Ingredients Company, Inc.	Delaware

ConAgra Foods Lamb Weston, Inc. (owns 100% of one domestic corporation, 100% of one domestic limited liability company, 82% of one domestic limited liability company, 49.99% of one domestic limited liability company and 36% of one domestic limited liability company)	Delaware

ConAgra Foods Packaged Foods, LLC (owns 100% of one domestic corporation)	Delaware

ConAgra Foods RDM, Inc.	Delaware

ConAgra Foods Sales, Inc.	Delaware

ConAgra Grocery Products Company, LLC (owns 100% of three domestic corporations, 77% of one domestic corporation, 50% of one foreign entity, and 1% or less of four foreign entities)	Delaware

ConAgra International, Inc. (owns 100% of three foreign entities, 98% of one foreign entity, 66% of one foreign entity, 54% of one foreign entity, 34% of one foreign entity, 23% of one domestic corporation, and less than 1% of three foreign entities)	Delaware

ConAgra Limited/ConAgra Limitée (owns 100% of two Canadian corporation)	Canada

Lamb Weston Sales, Inc.	Delaware

The corporations listed above are included in the consolidated financial statements, which are a part of this report.